Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 7 DATED APRIL 22, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 1 dated December 10, 2003, Supplement No. 2 dated January 12, 2004, Supplement No. 3 dated February 12, 2004, Supplement No. 4 dated March 12, 2004, Supplement No. 5 dated March 29, 2004 and Supplement No. 6 dated April 2, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the increase in REIT II’s dividend rate; and

•	certain revisions in REIT II’s share redemption program.

Declaration of Dividends

On April 21, 2004, our board of directors increased the dividend rate from an amount equal to a 5.0% annualized return on an investment of $10 per share to a 6.0% annualized rate for the period from April 22, 2004 to June 15, 2004. This dividend will be paid in June 2004, along with the dividends earned for the period from March 16, 2004 through April 21, 2004. The record dates for determining stockholders entitled to receive payment of the most recently declared dividend will commence on the close of business on April 22, 2004 and will continue for each day thereafter through and including June 15, 2004.

As stated in the Prospectus, we may receive income from rents or interest at various times during our fiscal year. Dividends may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds from operations in an attempt to make dividends relatively uniform. We may borrow money, issue securities or sell assets in order to make dividend distributions.

Revised Share Redemption Program

On April 21, 2004, our board of directors approved revisions to the share redemption program, which enables stockholders to sell their shares to us after one year from the date we issued the shares, subject to the limitations described below. The revisions, which will go into effect at the end of May 2004, are summarized in the bullets below:

•	We have increased the initial redemption price per share to $9.10 per share from $8.40, unless we sold the share for less than $10.00, in which case the initial redemption price would equal 91% of the price at which we sold the share. Higher redemption prices remain in effect for redemptions sought within two years of death, as described in the full description of the amended plan below.

•	The higher redemption price available upon death (at least 100% of the price at which we sold the share) will now also be available within two years of an investor’s award of disability benefits from the Social Security Administration or, in limited circumstances, from the other governmental agencies described below. (We understand that workers may qualify for Social

Security disability benefits only until age 65 and only as a result of a permanent disability rendering them incapable of substantial gainful activity.) We refer to redemptions that do not occur within two years of death or qualifying disability as “Ordinary Redemptions.”

•	We have revised the limits on the total amount of redemptions we can make:

•	Formerly, redemptions (other than those following death) were limited to those that the Company could effect solely from the net proceeds raised from the sale of shares under its dividend reinvestment plan since the commencement of the dividend reinvestment plan.

•	However, we will now limit redemptions so that aggregate redemptions since the beginning of the then-current calendar year through the redemption date do not exceed the net proceeds from the sale of shares under our dividend reinvestment plan during such period. Moreover, we will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under our dividend reinvestment plan during such period.

•	We have generally retained the limit on redemptions (other than following death) during any calendar year to no more than 5% of the weighted average number of shares outstanding during the prior calendar year. However, under the revised program, redemptions following a qualifying disability would also be excepted from the 5% cap.

Set forth below is a full description of our revised share redemption program.

For Ordinary Redemptions (as defined above), the initial price at which we will repurchase a share under the share redemption program is 91% of the price at which we sold the share. We will pay $9.10 to redeem a share issued at $10.00. This initial redemption price will remain fixed until three years after we complete our offering stage. For purposes of the share redemption program, we define the completion of our offering stage in the same manner as described in the Prospectus under “Dividend Reinvestment Plan – Stock Purchases.” Thereafter, the redemption price for Ordinary Redemptions will equal 95% of the estimated per share value of our shares, as estimated by our advisor or another firm we might choose for that purpose. We will report this redemption price to you in the annual report and three quarterly reports that we are required to send or furnish to you.

We will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under our dividend reinvestment plan during such period. In addition, we will limit Ordinary Redemptions during any calendar year to no more than 5% of the weighted average number of shares outstanding in the prior calendar year. We will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.

Subject to the limitations described above, we will redeem shares on the last business day of each month. Requests for redemption must be received at least five business days before a month-end redemption date in order for us to repurchase the shares that month. If we cannot purchase all shares presented for redemption, we will honor redemption requests at the applicable month-end on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum amounts described at “Plan of Distribution—Minimum Purchase Requirements” in the Prospectus, then we would redeem all of your shares; and (ii) if a pro rata redemption would result in you owning more than half but less than all of those minimum amounts, then we would not redeem any shares that would reduce your holdings below the minimum amounts. In the event that you seek the redemption of all of your shares, there is no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we do not completely satisfy a stockholder’s redemption request at month-end because the request was not received in time or because of the restrictions on the number of shares we can redeem under the program, we will treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless the stockholder withdraws his or her request before the next date for redemptions. Any stockholder may withdraw a redemption request upon written notice to the address provided below before the date for redemption.

In several respects we treat redemptions sought within two years of a stockholder’s death or “qualifying disability” (as defined below) differently from Ordinary Redemptions. First, there is no requirement that the shares be outstanding for at least a year before being redeemed. Second, the redemption price equals 100% of the price at which we sold the share until three years after we complete our offering stage. At that time, the redemption price will be 100% of the price at which we sold the share or 100% of the estimate of our per share value, whichever is greater. Finally, redemptions sought within two years of death or qualifying disability are subject only to the overall limitation that, during any calendar year, aggregate redemptions may not exceed 100% of the net proceeds from our dividend reinvestment plan during the calendar year.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (CSRS), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency which we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age,

•	temporary disabilities and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

A stockholder that is a trust may only redeem on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

Qualifying stockholders who desire to redeem their shares should give written notice to Wells Investment Securities, our dealer manager, at 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092, ATTN: Investor Services. Wells Investment Securities is responsible for all services to be performed in connection with the share redemption program, although it has outsourced clerical duties to our advisor.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days notice. We will notify you of such developments (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for the shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

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